Exhibit 99.1

News Release

February 25, 2026

TELUS amends dividend reinvestment program

Implementing a step down to 1.75% discount and share issuance from Treasury

Vancouver, B.C. – TELUS Corporation (“TELUS” or the “Company”) announced today that effective April 1, 2026, and as previously communicated, TELUS will step down its discount on shares issued from treasury to 1.75 per cent from the average market price for shares acquired through the reinvestment of dividends. These changes will apply to the dividends payable on April 1, 2026 to shareholders of record on March 11, 2026. Shares acquired with optional cash payments will be issued from treasury at 100 per cent of the average market price.

Under the Dividend Reinvestment and Share Purchase Plan (the “DRISP”), shareholders who reside in Canada and in the United States may elect to have the dividends paid on their shares reinvested in shares of TELUS. Holders of shares residing outside of Canada or the United States may be eligible to participate in the DRISP, subject to proof of compliance with any restrictions in the laws of their country. Full details of the DRISP are available at telus.com/drisp.

Shareholders who currently participate in the DRISP will automatically have the discount applied to the reinvestment of their dividends on the April 1, 2026 payment date. Registered shareholders of record residing in Canada and the United States wishing to join the DRISP can enrol online or access the DRISP enrollment form at Computershare’s shareholder services website www.investorcentre.com, by calling 1-800-558-0046 or by visiting TELUS.com/drisp. In order to participate in time for the April 1, 2026 dividend payment date, enrollment forms from registered holders must be received by Computershare Trust Company of Canada, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6 before the close of business on March 11, 2026.

Non-registered beneficial holders of TELUS shares (i.e. shareholders who hold their shares through a financial institution, broker, nominee or other intermediary) should consult with that intermediary to determine the procedures for participation in the DRISP.

This news release does not constitute an offer to sell or a solicitation to buy securities in the United States. TELUS has filed with the U.S. Securities and Exchange Commission a registration statement on Form F-3, and a related prospectus, each dated August 12, 2021 with respect to the DRISP. A copy of these filings and any additional registration statements or prospectuses that may be filed from time to time in connection with the DRISP may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 21 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 161 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future- focused digital transformations that deliver value for their global clients. Guided by our enduring ‘give where we live’ philosophy, TELUS continues to invest in initiatives that support education, health and community well-being. In 2023, we launched the TELUS Student Bursary, which strives to ensure that every young person in Canada who wants a post-secondary education has the opportunity to pursue one. To date, the program has distributed over $6 million in bursaries to 2,000 students and counting. Since 2000, TELUS, our team members and retirees have contributed $1.85 billion in cash, in-kind contributions, time and programs, including 2.5 million days of service - earning TELUS the distinction of the world’s most giving company.

For more information, visit telus.com and telusdigital.com or follow @TELUSNews on X.

Investor Relations

Ian McMillan

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com